UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 06, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays & Absa agree to combine Africa operations dated 06 December 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 06, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 06, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

6 December 2012

Barclays PLC

Barclays and Absa agree strategic combination of Barclays Africa operations with Absa

Further to the announcement on 21 August 2012, Barclays Bank PLC ("Barclays") and its subsidiary Absa Group Limited ("Absa") are pleased to announce their agreement to combine the majority of Barclays Africa operations (the "Portfolio") with Absa.

The proposed combination accelerates Barclays 'One Bank in Africa' strategy and its goal to become the 'Go-To' bank on the continent. The combined business will create a leading pan-African financial services business and a platform for further growth. The combined, JSE-listed business will serve approximately 14.4 million customers through a network of more than 1,300 outlets and over 10,400 ATMs, employing more than 43,000 people across ten² countries which represent approximately 22.5% and 30.5% of Africa's population and GDP respectively.

Key features of the proposed combination:

•     The proposed strategic combination will be effected by way of an acquisition by Absa Group Limited of Barclays Africa Limited, the proposed holding company of the Portfolio, for a consideration of 129,540,636 Absa ordinary shares, representing a value of R18,33bn³ (£1.3bn¹) for Barclays Africa Limited.

o As a result of the transaction, Barclays stake in Absa will increase from 55.5% to 62.3%

o  It is expected that Barclays Africa Limited will hold, at the effective date of the proposed combination, all or a significant majority of the Portfolio, comprising Barclays ownership interests in banking operations in Botswana (67.8%), Ghana (100%), Kenya (68.5%), Mauritius (100%), Seychelles (99.8%), Tanzania (100%), Uganda (100%) and Zambia (100%), as well as the Barclays Africa Regional Office in Johannesburg (100%).

o  The listings of Barclays Bank Kenya Limited (on the Nairobi Securities Exchange) and Barclays Bank Botswana Limited (on the Botswana Stock Exchange) will continue to be maintained as only the shares held by Barclays in those entities will be transferred in the proposed combination. The proposed combination will not impact the number of shares held by the minorities in Barclays Bank Kenya Limited and Barclays Bank Botswana Limited.

o Absa will continue to own 100% of Absa Bank Limited, 95.8% of Barclays Bank of Mozambique and 55% of the National Bank of Commerce in Tanzania.

o The scope of the proposed transaction excludes Barclays operations in Egypt and Zimbabwe.

•     To reflect the enlarged portfolio and the pan-African focus of the business, Absa Group Limited will be renamed "Barclays Africa Group Limited" and the composition of the Board of Absa Group will be reconstituted accordingly.

o It is currently intended that the Absa brand will continue to be used for retail banking and card businesses in South Africa.

• Each business within the Portfolio is led by an experienced management team and Board of Directors in country.

• The proposed combination is expected to complete in the first half of 2013, subject to fulfilment of the conditions precedent, including regulatory approvals across the affected jurisdictions.

• The approval of the transaction by Absa shareholders, excluding Barclays, will also be required.

• The independent directors of the Absa Board have unanimously approved the proposed transaction and a fairness opinion has been provided.

•     It is a condition precedent to the proposed combination that, subject to the applicable regulatory approvals, at least the operations in Botswana, Ghana, Kenya and Mauritius, as well as the Barclays Africa Regional Office, are transferred to Barclays Africa Limited by the first closing date. The remaining companies in the Portfolio that have not transferred to Barclays Africa Limited by such closing date will become the subject of subsequent closings.

Rationale for the proposed strategic combination:

The proposed combination follows on from the steps taken by Absa and Barclays in 2011 to integrate their African businesses from an operational and management point of view. This initially involved consolidating the regional offices for Absa Africa and Barclays Africa in Johannesburg and establishing a combined Africa management oversight team, as well as introducing a global product strategy across the continent. The proposed combination:

• is an important step in realising the shared goal to become the 'Go-To' bank in Africa and is significant in aligning the integrated operating model across sub-Saharan Africa;

• will accelerate plans to expand corporate banking, market activities and bancassurance in Africa;

• will create the largest bank in Africa by number of branches, with a network of more than 1,300 outlets across ten countries;

• unlocks access to pan-African growth for Absa shareholders through exposure to a sub-Saharan African financial services group across eight countries;

•     will also provide benefits to the individual African operations through leveraging strong product capabilities across the expanded group, as well as facilitating the sharing of expertise and development of skills across the businesses;

• will diversify Absa's earnings on a geographic basis;

• will lead to enhanced business opportunities, improved offerings to customers, exciting career opportunities for employees and long-term value for stakeholders.

Commenting on the rationale and benefits of the transaction, Antony Jenkins, Barclays Chief Executive, said: "Bringing together Barclays Africa with Absa is an important step in furthering our 'One Bank in Africa' strategy and the goal to become the 'Go-To' bank across the continent. This transaction will give us a platform from which we can further grow our Africa business to the benefit of customers, colleagues, shareholders and the communities in which we operate."

Maria Ramos, Chief Executive of Absa Group and Barclays Africa, said: "This is a compelling and unique opportunity for us to further our 'One Bank in Africa' ambitions by combining with a leading sub-Saharan African banking franchise. We are tremendously excited by the opportunities for growth across the continent and the geographically diversified earnings potential that a combined business would deliver."

For details on the terms of the proposed combination, the conditions precedent, the financial effects, and important dates and times, please refer to the SENS announcement issued by Absa which is available at www.barclays.com/investorrelations

- Ends -

Notes:
1. Based on a ZAR/GBP exchange rate of 14.10
2. Includes the Barclays Africa businesses in Botswana, Ghana, Kenya, Mauritius, Seychelles, Tanzania, Uganda and
Zambia, and the Absa Group Limited businesses in South Africa, Mozambique and Tanzania.
3. Based on a price of R141.50 per Absa share and the current issued share capital of Absa
References to the number of Absa consideration shares, customers and outlet network, and the population and GDP coverage in this announcement, are based on the transfer of the entire Portfolio to Barclays Africa Limited, and transfer of Barclays Africa Limited to Absa. In the event that operations in one or more countries do not transfer on a subsequent closing, such figures should be read as amended accordingly.

Advisors:
Goldman Sachs International is acting as financial adviser to Barclays. In that capacity, Goldman Sachs International has performed financial analyses and has assisted the Barclays Board in its consideration of the financial terms of the transaction and, in doing so, has relied on the Board's commercial assessment of the Transaction.

For further information, please contact:

Barclays
Investor Relations                                                            Media Relations
Charlie Rozes                                                                     Giles Croot
+44 (0) 20 7116 5752                                                         +44 (0) 20 7116 4755

Absa
Investor Relations                                                            Media Relations
Alan Hartdegen                                                                Maxwell Pirikisi
+27 (0) 11 350 2598                                                          +27 (0) 11 350 4787

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For more information, please visit the Barclays website: www.barclays.com.

About Barclays in Africa
The businesses in scope for the proposed combination employ more than 9,100 people and have a network of more than 400 branches and 840 ATMs serving approximately 2.2 million customers.  As at H1 2012 the Barclays Africa businesses in scope for the proposed combination had total assets of approximately R81.6bn billion.

About Absa
Absa Group Limited ("Absa Group"), the holding company of Absa Bank, is listed on the JSE Limited and is one of South Africa's largest financial services groups offering a complete range of banking, insurance and wealth management products and services. Absa Group's business is conducted primarily in South Africa. It also has equity holdings in banks in Mozambique and Tanzania, representative offices in Namibia and Nigeria and bancassurance operations in Botswana, Mozambique and Zambia. Absa Group is a subsidiary of Barclays PLC, which currently holds a stake of 55.5%. For more information, please visit the Absa website: www.absa.co.za.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words ''will'', ''may'', ''should'', ''continue'', ''believes'', ''expects'', ''intends'', ''anticipates'', "plans" or similar expressions that are predictive or indicative of future events identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, many of which are outside the control of Barclays and its Directors, that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. As such, forward-looking statements are no guarantee of future performance.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory environment, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Barclays does not undertake any obligation (except as required by requirements of the UK Listing Authority or any other legal or regulatory requirement) to revise or update any forward-looking statement contained in this document, regardless of whether that statement is affected as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per Share for the current or future years would necessarily match or exceed the historical published earnings per Share.